Exhibit 99.1

SAFE-T GROUP LTD. ANNOUNCES PRICING

OF $1,677,278 REGISTERED DIRECT OFFERING

Herzliya, Israel – December 23, 2019 – Safe-T® Group Ltd. (NASDAQ, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced that it has entered into definitive agreements with accredited and institutional investors in connection with a registered direct offering, providing for the issuance of an aggregate of (i) 269,272 American depositary shares (“ADSs”) at a purchase price of $3.15 per ADS, and (ii) 260,281 pre-funded warrants each to purchase one ADS (“Pre-Funded Warrant”). The Pre-Funded Warrant will be sold at a price of $3.15 each, including the Pre-Funded Warrant exercise price of $0.001 per full ADS. The Pre-Funded Warrants will be exercisable at any time after the date of issuance upon payment of the exercise price.

Additionally, in a concurrent private placement, the Company will issue to the investors unregistered warrants to purchase an aggregate of 529,553 ADSs. The warrants will have a term of five and one-half years, be exercisable commencing six months from the issuance date, and have an exercise price of $3.30 per ADS.

The offering is expected to result in gross proceeds to Safe-T of approximately $1,667,829. Safe-T Group intends to use the net proceeds from the offering for working capital and general corporate purposes.

The offering is expected to close on December 27, 2019, subject to customary closing conditions.

The ADSs and Pre-Funded Warrants to be issued in the registered direct offering will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission (the “SEC”), in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-235367), which was declared effective by the SEC on December 16, 2019. Such ADSs may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. When filed with the SEC, copies of the prospectus supplement and the accompanying prospectus relating to the offering of the ADSs and Pre-Funded Warrants may be obtained at the SEC’s website at http://www.sec.gov.

The warrants described above were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and, along with the ADSs issuable upon their exercise, have not been registered under the Act, and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from such registration requirements.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Safe-T® Group Ltd.

Safe-T Group Ltd. (NADSAQ, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity.

Safe-T Group’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T Group’s wide range of access solutions reduce organization’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy solution cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services.

With Safe-T Group’s patented reverse-access technology and proprietary routing technology, organizations of all size and type can secure their data, services and networks against internal and external threats.

At Safe-T Group, we empower enterprises to safely migrate to the cloud and enable digital transformation.

Safe-T Group’s SDP solution on AWS Marketplace is available here: https://aws.amazon.com/marketplace/pp/prodview-emepbcx75syvo?qid=1567107500648&sr=0-1&ref_=srh_res_product_title

For more information about Safe-T Group, visit www.safe-t.com

Forward-Looking Statements

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate,” “expect,” and “intend,” among others.  For example, forward-looking statements include statements regarding the offering, the expected timing of the closing of the offering and planned use of the net proceeds from the offering. These forward-looking statements and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T Group’s annual report on Form 20-F filed with the SEC on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T Group undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. There are a number of factors that could cause actual events to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the closing of the offering is subject to various conditions and contingencies as are customary in underwriting agreements. If these conditions are not satisfied or the specified contingencies do not occur, the offering may not close. Further, Safe-T Group may use the proceeds from the offering for different purposes than those described above. Safe-T Group does not undertake an obligation to update or revise any forward-looking statement. Investors should read the risk factors set forth in Safe-T Group’s filings. Safe-T Group does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Contact

Safe-T Group Ltd.

Shai Avnit, Chief Financial Officer

shai.avnit@safe-t.com

+ 972-986-661-10